Correspondence

SERVICE TEAM INC.
7121 Engineer Road
San Diego, California 92111
Phone:  (855) 830-8111
FAX: (858) 249-7655
Cashmanrob@aol.com

January 26, 2012

Securities & Exchange Commission
Washington, D.C. 20549

RE:	Service Team Inc. Registration Statement on Form S-1 Filed November 29, 2011 File Number 33-178210

Dear Mr. Spirgel:

Thank you for your letter of December 21, 2011.  We are filing an amended Form S-1/A and my additional responses are as follows:

1. Tell us why your company should not be considered a “shell company.” We note that you have nominal operations and assets.

RESPONSE:  While we are a development stage company, we have a specific business plan and demonstrable history of implementation thereof.  We are not a company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.  We are also relying footnote 172 of the Final Rule Release 33-8869 dated December 7, 2007 which states:  “Rule I44(i)(1)(i) is not intended to capture a "startup company." or. in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having "no or nominal operations."”

2. Confirm through added disclosure that the company has no current intention to merge with, or sell the company to, a private operating company in a reverse merger transaction.

RESPONSE:  We have no plans or any intention to merge with any other entity.

3. Here and elsewhere in the filing you describe your system of shipping appliances as “unique.” Please revise to make clear why you believe your system of shipping is “unique.” Confirm to us that your company is the only repair company that uses such a system, or revise your disclosure to avoid the use of this descriptive term.

RESPONSE:   We have revised the disclosure to eliminate using the word “unique.”   Although we know of no other repair company that uses such a system, we can’t be certain that there isn’t one somewhere that we are not aware of.

Risk Factors, page 5

4. Please revise this section to avoid describing risks in a generic way that could apply to large numbers of business. Instead, include more specific details to clarify the nature of the risk to your company. Provide quantification where possible. For example, in the first risk factor, state how much additional capital you will require to achieve commercial success. In the risk factor beginning “Our industry is highly competitive,” clarify such phrases as “relatively few electronic appliance manufacturers and warranty companies” and “there are other companies similar to our company.”

RESPONSE:  We have changed the first “risk factor” and the “risk factor” starting “Our industry is highly competitive” to be more specific in identifying the risks.  We have also added “risk factors” covering technology changes, international trade changes and manufacturers starting their own warranty companies.

OTC Markets Listing of our Stock, page 9

5. Please clarify the risk you are describing. The body of the risk factor makes no mention of the stock being listed or quoted on OTC Markets.

RESPONSE:  I have combined the “risk factors” starting “Our securities are not traded on any market” and the “risk factor” starting “Investors must contact broker/dealers to trade” into one risk factor that relates the risk with greater clarity.

Plan of Distribution, page 11

6. Please revise to disclose that any broker/dealer that is engaged to sell in this offering will be underwriters, and that, in the event the company chooses to sell its shares through a broker/dealer, it will file a post-effective amendment to identify the broker/dealer(s).

RESPONSE:  In the second paragraph we have added:  “In the event we choose to sell our shares through broker/dealers, we will file a post-effective amendment to this registration statement to identify the broker/dealers.”

Description of Business, page 15

7. Please provide a more detailed description of what you mean by “acquire the warranty repair work of Warrantech,” especially since you later state that you have no agreement but only a “memo” with Warrantech.

RESPONSE:  We have rewritten the Description of Business section to better describe our business and clarify our relationship with Warrantech, a division of AmTrust Financial Services, Inc..

8. Please revise to clarify what you mean in the second paragraph by “similar electronic devices.”

RESPONSE:  We have corrected the description to read:  “televisions or other electrical appliances such as video recorders, laptop computers and cell phones.”

9. Please revise to provide a fulsome description of your customer base, both current and potential. In Note 2 to the financial statements, under “Revenue Recognition,” it states that you do not do business with individual customers. Yet elsewhere, for example on page 16, you refer to “customer home pick up.” Please revise to clarify. Also in Note 2, you refer to agreements with “Warrantech and Pure Tek, two of the largest warranty insurance companies in the United States and several Asian manufacturers of television sets.” Please provide more detail about these companies and your relationship with them. Describe as precisely as possible what you mean by “largest,” discussing it in the context of the industry as a whole. We also note that on page 4, under Risk Factors, you state that your business is “dependent upon relatively few large customers,” while on page 16 you state that you are “dependent to a great extent on a single customer.”

RESPONSE:  We have made revisions in the Description of Business section to clarify our method of operation, the scope of our Warrantech relationship and some information about the warranty industry.  We have acquired several additional customers, reducing our dependency on one large customer so we have removed that reference.

10. In Note 2, you state that you have “agreements” with several customers, yet on page 16 you state only that you do not have any written agreement with Warrantech. Please clarify. File any material agreements as exhibits to the registration statement.

RESPONSE:  The Company has a price list of its services that sets forth a menu of charges for various repairs or replacements.  We do not have a formal written agreement with our customers, including Warrantech; however, they accept our price list. We have corrected Note 2 Revenue Recognition to reflect this arrangement.

11. You state on page 16 that the proceeds from the current offering will satisfy cash requirements for at least five years. Please revise to clarify if you are referring to proceeds from 100% of the offering, and compare this to proceeds from 25% and 50% of the offering.

RESPONSE:  We have modified the Description of Business to clarify Use of Proceeds from 100% of the offering and 50% of the offering and 25% of the offering.

12. Revise to avoid using language that appears to predict the success of the company. We note, for example, “will allow the Company to expand” in the first full paragraph on page 16, and “the Company will be able to grow” in the third full paragraph on the same page.

RESPONSE:  We have revised our language in this section to comply with your comment.

13. Similarly, please delete the sentence at the end of this section which states that the company will break even within six months and be profitable thereafter. Instead, provide a more  detailed business plan. Discuss your plan of operation in the form of milestones, indicating the specific steps needed to make the company fully operational and profitable, the costs involved, and the timing of those steps.

RESPONSE:  We’ve revised the Description of Business to comply with your comment.

Financial Condition, page 18

14. Please revise to clarify whether there is any written lending agreement with Hallmark Venture Group.

RESPONSE:  There is a lending agreement between Hallmark Venture Group, Inc. and Service Team Inc.  It is attached to this registration statement as Exhibit 10.2.

Financial Statements, page 23
Statements of Cash Flows, page 28

15. Borrowing money and repaying amounts borrowed is considered a financing activity. Please disclose the related party loans as a cash flow from financing activity on the statement of cash flows.

RESPONSE:  We have amended the cash flow to reflect loans as a financing activity.

Signatures

16. Please note that your registration statement is required to be signed by your principal accounting officer or controller. Please have the person acting in this capacity sign all future amendments.

RESPONSE:  Robert L. Cashman, our principal accounting officer and chief accounting officer, will sign all future amendments to this registration statement.

Exhibit 5.1

17. We note that counsel’s opinion is stated pursuant to the Colorado Corporations and Associations Act, although the company is incorporated in Nevada. Please obtain a new opinion that is made under Nevada law.

RESPONSE:  We have obtained a new corrected opinion of counsel.

Sincerely,
/s/ Robert L. Cashman
Robert L. Cashman
Secretary, Chief Financial Officer, Chief Accounting Officer